Exhibit 12.1

Akerman LLP 401 E. Jackson Street Suite 1700 Tampa, FL 33602-5250

January 24, 2025

Odyssey Marine Exploration, Inc.

205 South Hoover Boulevard

Suite 210

Tampa, Florida 33609

Re:	Offering Statement on Form 1-A

Ladies and Gentleman:

This opinion letter is being furnished in connection with the filing, with the Securities and Exchange Commission on or about the date hereof, pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), of an Offering Statement on Form 1-A (the “Offering Statement”) of Odyssey Marine Exploration, Inc. (“Odyssey”) and the offering circular contained in the Offering Statement (the “Offering Circular”). The Offering Circular relates to the 12,000,000 shares (the “Shares”) of Odyssey’s common stock, par value $0.0001 per share, that may be sold by Odyssey as described therein.

We have acted as counsel for the Company in connection with the issuance of the Shares. For purposes of this opinion letter, we have examined and relied upon such documents, records, certificates, and other instruments as we have deemed necessary.

Based upon and subject to the foregoing, we are of the opinion that the Shares, when sold as described in the Offering Circular, will be legally issued, fully paid, and non-assessable.

The foregoing opinion is limited to the laws of the state of Florida and the Nevada Corporation Act. We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinions expressed herein after the date hereof.

We hereby consent to the filing of this opinion letter as an exhibit to the Offering Statement and to the reference to our firm under the heading “Legal Matters” in the Offering Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Akerman LLP
AKERMAN LLP